EXHIBIT 99.12
FOR IMMEDIATE RELEASE
HIGHLAND CAPITAL MANAGEMENT, L.P.
ANNOUNCES PROPOSED SLATE OF NEW DIRECTORS AT
MOTIENT CORPORATION
Independent Slate Named
Senior Industry Consultant Engaged to Advise Highland
     Dallas, Texas, February 23, 2006 — Highland Capital Management, L.P. (“Highland”) announced today a proposed slate of five new directors for election to the Board of Directors of Motient Corporation (PINK: MNCP.PK) (the “Company”).
     Last week, Highland announced its intention to seek election of a highly qualified and predominantly independent group of individuals to the Board of Directors of the Company. Four of these nominees are independent from Highland and all five of the nominees are independent from the Company, in accordance with the independence standards established by the National Association of Securities Dealers, Inc. Highland believes that this slate of directors, when elected, will substantially improve the Company’s corporate governance practices and enhance stockholder value. Highland also may at a later date propose up to two additional persons to serve on this proposed slate of directors.
     The five directors named today by Highland, together with a brief description of their respective backgrounds, are set forth below:
➢	Charles Maynard — Chief Executive and Managing Member of LightPort Digital LLC, a provider of integrated GSM / Wi-Fi, VoIP, fiber optics and satellite cable services to cities and large-scale “Greenfield” mixed-use residential developments. Over the past 25 years, Mr. Maynard has held a wide range of executive positions in both public and private companies involving planning and executing of business strategies that cover the spectrum from PCS Cellular and global satellite voice communications to advanced business and residence fiber optic systems. His prior positions include Chief Operating Officer of Able Telcom, Managing Director of TDF, a division of France Telecom, President of Cincinnati Bell Wireless, and Executive Vice President of AT&T Technologies.

➢	George A. Overstreet Jr. — Associate Dean for Center Development & Research and Director, Center for Growth Enterprises at the University of Virginia’s McIntire School of Commerce where he is Professor of Finance and holder of the Walker Chair in Growth Enterprises. Professor Overstreet’s major research and consulting interests include valuation of closely held firms — particularly those with specialized real assets — and the use of operational research techniques in corporate financial management. Professor Overstreet was a Huebner Postdoctoral Fellow at the University of Pennsylvania after receiving his BBA/MBA from the University of Texas and Ph.D. from the University of Alabama.

➢	John J. Ray III — Managing Director of Avidity Partners, LLC, a company that provides management and administrative services to entities that are being financially restructured. In addition, Mr. Ray currently serves as the President and Chairman of the post-confirmation Board of Directors of Enron Corporation. From 1998 to 2002, Mr. Ray was Chief Administrative Officer and General Counsel for Fruit of the Loom, Ltd. Mr. Ray also served as President of the former Burlington Industries, Inc. in connection with its plan of reorganization. Mr. Ray, a corporate lawyer by training, also has served in various senior officer positions in public companies.

➢	Steven S. Turoff, CPA — Chairman and Founder of The Renaissance Consulting Group, Inc., a Dallas-based firm specializing in consulting services in connection with business reorganizations and restructurings. Mr. Turoff has been performing such services for nearly 25 years. Mr. Turoff has served on various Boards of Directors and their constituent committees, including as an independent director, audit committee chairman, and compensation committee member. Prior to founding Renaissance, Mr. Turoff spent 11 years in public accounting with Arthur Young & Company and held executive officer and director positions with several debtor companies, including Braniff International Corporation and its subsidiaries.

➢	Niles K. Chura — Portfolio Manager at Highland Capital Management, L.P. Mr. Chura is responsible for Highland’s $1.4 billion plus of investments in the telecommunications industry. Highland’s holdings in this industry consist of both par and distressed securities, which include high yield bonds and equities, as well as leveraged loans. Before joining Highland, Mr. Chura served in the media and telecom portfolio management group at Bank of America. Mr. Chura also held prior positions in the finance group of a large publicly-traded corporation and as an officer in the U.S. Army.
     Highland also announced today the engagement of Edmond Thomas, former Chief Engineer of the Federal Communications Commission, and his Washington, D.C.-based law firm of Harris, Wiltshire and Grannis LLP to assist Highland in its continued review of engineering, policy and regulatory matters relating to the Company and the development of its spectrum-based assets. Mr. Thomas specializes in advising clients in the areas of telecommunications, business opportunity analysis and strategic planning. In his 37-year career, he has held senior positions in research and development, strategic planning, operations, regulatory matters and telecommunication network design and implementation. In 2003, Mr. Thomas was selected by Forbes magazine as one of its five people in the magazine’s “E-gang.” In the same year, he was named by Wired magazine as one of the four most influential technical people in Washington, D.C.

     D.F. King & Co., Inc. has been engaged by Highland to act as a solicitor in connection with any solicitation that Highland pursues with respect to the election of directors of the Company.
Contact:
Thomas Clohesy, TMC Communications, LLC
(212) 792-5673
thomas.clohesy@tmccommunications.com
     HIGHLAND STRONGLY ADVISES ALL SECURITY HOLDERS OF THE COMPANY TO READ ITS PROXY OR CONSENT STATEMENT WHEN AND IF IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY OR CONSENT SOLICITATION. INVESTORS CAN GET THE PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, FOR FREE AT THE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, ANY SUCH PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, WILL BE AVAILABLE FOR FREE FROM THE PARTICIPANTS BY CONTACTING HIGHLAND’S SOLICITOR, D.F. KING & CO., INC., AT ITS TOLL-FREE NUMBER: (888) 886-4425, OR BY COLLECT CALL AT (212) 269-5550.
     INFORMATION CONCERNING THE IDENTITY OF THE POTENTIAL PARTICIPANTS IN ANY SUCH POTENTIAL PROXY OR CONSENT SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY HIGHLAND ON FEBRUARY 23, 2006. Security holders of the Company can also obtain information concerning the identity of the potential participants in any such potential proxy or consent solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free by contacting Highland’s solicitor, D.F. King & Co., Inc., at its toll-free number: (888) 886-4425, or by collect call at (212) 269-5550.
* * * * *
     Based in Dallas, Texas, and with offices in New York and London, Highland Capital Management, LP is a registered investment adviser specializing in fixed income alternative investments. Highland Capital currently manages over $20 billion in leveraged loans, high yield bonds, equities, structured products and other credit-sensitive assets for banks, insurance companies, pension plans and foundations and endowments.

3